                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to
                               ----------------------    ----------------------

ChemFirst Inc. Commission file number 333-157-89
                                      ----------



                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249



                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN




                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the years ended
     December 31, 2001 and 2000

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31,
     2001

All other schedules are omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the December 31, 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the December 31, 2001 basic financial statements taken as a whole.

The supplemental schedule of assets (held at end of year) as of December 31, 2001, that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant-directed plan assets held by the Plan investment manager. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                       /s/ KPMG LLP

Jackson, Mississippi
May 17, 2002

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                           2001           2000
                                                       ------------   ------------
Cash                                                   $         --             50
Investments:
    Mutual funds, at fair value                          31,465,175     36,066,316
    Participant loans, at cost which approximates
       fair value                                         1,223,579      1,756,278
    ChemFirst Inc. common stock, at fair value            8,208,232      8,812,453
                                                       ------------   ------------
                Total investments                        40,896,986     46,635,047
                                                       ------------   ------------
Receivables:
    Employers' contributions                                191,696        302,420
    Participants' contributions                             129,272        262,763
                                                       ------------   ------------
                Total receivables                           320,968        565,183
                                                       ------------   ------------
                Net assets available for benefits      $ 41,217,954     47,200,280
                                                       ============   ============



See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                              2001            2000
                                                          ------------    ------------
Contributions:
    Participants                                          $  2,318,302       2,376,628
    Employers                                                1,269,257       1,296,182
                                                          ------------    ------------
                Total contributions                          3,587,559       3,672,810
                                                          ------------    ------------
Net investment income (loss):
    Interest income                                            272,720         250,915
    Dividend income                                            144,975         178,769
                                                          ------------    ------------
                Total interest and dividend income             417,695         429,684
                                                          ------------    ------------
    Net depreciation in fair value of investments           (4,917,959)     (4,181,373)

    Advisory fees                                              (11,031)        (56,980)
                                                          ------------    ------------
                Net investment loss                         (4,511,295)     (3,808,669)
                                                          ------------    ------------
Rollovers from other plans                                     280,898          61,838

Withdrawals and terminations                                (5,263,257)     (3,988,356)

Transfer of participant account balances to other plans        (76,231)       (314,644)
                                                          ------------    ------------
                Net decrease in net assets available
                   for benefits                             (5,982,326)     (4,377,021)

Net assets available for benefits:
    Beginning of period                                     47,200,280      51,577,301
                                                          ------------    ------------
    End of period                                         $ 41,217,954      47,200,280
                                                          ============    ============

See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)      DESCRIPTION OF PLAN

         The following description of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

         (a)      GENERAL

                  The ChemFirst Inc. 401(k) Savings Plan became effective July 1, 1974. The ChemFirst Inc. Employee Stock Ownership Plan became effective January 1, 1978. The two plans were merged and restated as the ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan effective January 1, 1997. The 401(k) Savings Plan is the surviving plan.

                  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.

         (b)      PARTICIPATION

                  An employee becomes a participant in the Plan on the first day of employment. The Plan is available to all regular employees, defined as employees (whether full-time or part-time) hired to fill a specific position on a permanent basis and for whom the employer annually budgets compensation and benefits.

         (c)      CONTRIBUTIONS

                  The 401(k) provisions of the Plan allow deferral of tax by the participants on their contributions and earnings thereon. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The Company matches these 401(k) contributions up to 4% of monthly base pay.

                  Additionally, the Company may elect to make a contribution to the Plan under the employee stock ownership provisions of the Plan. The contribution, if any, will be an amount determined and authorized by the Board of Directors of the Company and will be allocated by the ratio of each eligible participant's compensation to the total compensation of all eligible participants. The Company made contributions under the employee stock ownership provisions of the Plan of $121,462 and $161,026 in 2001 and 2000, respectively.

         (d)      LOANS

                  The Plan provides for participant loans. A participant can borrow up to 50% of the participant's vested 401(k) account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. Effective October 1, 2000, the participant must



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


                  pay a $35 set-up fee and a $3.75 quarterly administrative fee for each loan. Prior to October 1, 2000, the participant paid a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

         (e)      PARTICIPANT ACCOUNTS

                  Individual accounts are maintained for each participant to reflect the participants' contributions, related matching contribution, and allocated earnings or losses thereon. The fund investment options selected by participants allocate income or loss based on participant shares held in a particular fund investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         (f)      VESTING

                  Participants' 401(k) contributions and allocated earnings or losses thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' 401(k) matching contributions and employers' contributions made under the employee stock ownership plan and allocated earnings or losses thereon on each fully vest after a participant completes three years of service or upon a participant's retirement, disability or death, whichever occurs first.

         (g)      FORFEITURES

                  A participant's forfeiture of their employers' 401(k) matching contributions may be used to pay plan expenses and/or to reduce employers' 401(k) matching contributions in the year in which the forfeitures are determined to occur.

                  A participant's forfeiture of their ESOP account balances is used to reduce the Company's ESOP contributions in the year in which the forfeitures are determined to occur.

         (h)      BENEFITS

                  Benefits are generally payable on termination, retirement, death, or disability. Benefits may be paid by either (a) lump-sum payment, (b) deferred payment, or (c) installment payments, as requested by the participant. The benefit payment options available to participants depend on the reason for the separation from service.

         (i)      ADMINISTRATIVE EXPENSES

                  Administrative expenses, with the exception of advisory fees, are generally paid by the Company, but may be paid by the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested and are paid by the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


         (b)      DIVIDENDS

                  Dividend income is recorded as of the dividend record date.

         (c)      INVESTMENTS

                  Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., common stock and mutual funds are stated at quoted market value. Investment transactions are accounted for on the trade date basis.

                  The Plan does not require any collateral or other security from the trustee to support the investments.

         (d)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (e)      INCOME TAXES

                  In a determination letter dated June 23, 2000, the Internal Revenue Service held that the Plan is exempt from income taxes in accordance with applicable provisions of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary. In the opinion of the Plan Administrator, this Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

         (f)      SALES OF INVESTMENTS

                  Effective October 1, 2000, the cost of all investments sold is determined based on the individual cost of each issue. Prior to October 1, 2000, the cost of stock and mutual fund shares sold was determined based on the average cost of the shares while the cost of other investments was determined based on the individual cost of each issue.

         (g)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

         (h)      RECLASSIFICATIONS

                  Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

(3)      VOTING RIGHTS

         All common stock allocated to participants' accounts carries with it full voting privileges and any other rights that the stock might have. Fidelity Trust Company (the Trustee) votes such stock in accordance with the written instructions of the participants. Unallocated stock is voted by the Trustee as instructed by the Employee Benefits Committee.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(4)      ACQUISITION LOANS

         The Trustee may incur acquisition loans from time to time to finance the acquisition of ChemFirst Inc. common stock (ESOP financed shares) or to repay a prior acquisition loan. Acquisition loans are to be for a specific term, bear a reasonable rate of interest and are not payable on demand except in the event of default. An acquisition loan may be secured only by a pledge of the shares acquired.

         Financed shares are allocated to the participants only as payments are made on the acquisition loan.

         As of December 31, 2001 and 2000, no acquisition loans had been incurred by the Plan.

(5)      UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

         During the years ended December 31, 2001 and 2000, the Plan's investments (including bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                       2001            2000
                                   ------------    ------------
Mutual funds                       $ (5,724,140)     (3,426,194)
ChemFirst Inc. common stock             806,181         109,271
Placer Dome Inc. common stock                --      (1,022,202)
Mississippi Chemical Corporation
    common stock                             --         157,752
                                   ------------    ------------

                                   $ (4,917,959)     (4,181,373)
                                   ============    ============

(6)      PLAN INVESTMENTS

         The following investments exceeded 5% of net assets available for benefits at December 31, 2001 and 2000:

                                                   DECEMBER 31, 2001
                                               ---------------------------
                                                  SHARES
                                                 OR FACE          FAIR
                                                  AMOUNT         VALUE
                                               ------------   ------------
Mutual funds:
    Fidelity Aggressive Growth Fund                 123,132   $  2,341,963
    Fidelity Balanced Fund                          479,615      7,146,270
    Fidelity Growth Company Fund                    196,718     10,469,314
    Fidelity Managed Income Portfolio Fund        4,125,924      4,125,924
    Fidelity Retirement Money Market Fund         3,199,732      3,199,732
    Fidelity Spartan U.S. Equity Index Fund          57,892      2,352,723
ChemFirst Inc. common stock:
    Participant-directed                            229,302      5,496,352
    Nonparticipant-directed                         113,136      2,711,880



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(6)      Continued

                                                   DECEMBER 31, 2000
                                              ---------------------------
                                                 SHARES
                                                OR FACE          FAIR
                                                 AMOUNT         VALUE
                                              ------------   ------------
Mutual funds:
    Fidelity Aggressive Growth Fund                102,589   $  3,710,635
    Fidelity Balanced Fund                         493,799      7,500,810
    Fidelity Growth Company Fund                   201,753     14,411,224
    Fidelity Managed Income Portfolio            3,918,632      3,918,632
    Fidelity Retirement Money Market Fund        2,944,808      2,944,808
    Fidelity Spartan U.S. Equity Index Fund         59,282      2,774,987
ChemFirst Inc. common stock:
    Participant-directed                           275,824      6,085,873
    Nonparticipant-directed                        123,598      2,726,580

(7)      NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                           DECEMBER 31,
                                   ---------------------------
                                       2001           2000
                                   ------------   ------------
Net assets:
    ChemFirst Inc. common stock,
      nonparticipant-directed      $  2,711,880      2,726,580
                                   ============   ============

                                            YEAR ENDED
                                           DECEMBER 31,
                                   ----------------------------
                                       2001            2000
                                   ------------    ------------
Changes in net assets:
    Contributions                  $    121,462         161,026
    Dividends                            49,747          52,111
    Net appreciation                    236,415          34,968
    Withdrawals and terminations       (422,324)       (150,168)
                                   ------------    ------------

                                   $    (14,700)         97,937
                                   ============    ============

(8)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.



                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Plan Sponsor: ChemFirst Inc.
                          Plan Sponsor EIN: 64-0679456
                                Plan Number: 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                             SHARES OR             FAIR
                                                                        COST                FACE VALUE            VALUE
                                                                        ----                ----------         ------------
Mutual funds
    * Fidelity Retirement Money Market Fund                              b.                  3,199,732         $  3,199,732
    * Fidelity Managed Income Portfolio Fund                             b.                  4,125,924            4,125,924
    * Fidelity Balanced Fund                                             b.                    479,615            7,146,270
    * Fidelity Spartan U.S. Equity Index Fund                            b.                     57,892            2,352,723
    * Fidelity Fund                                                      b.                      3,706              107,025
    * Fidelity Growth Company Fund                                       b.                    196,718           10,469,314
    * Fidelity Aggressive Growth Fund                                    b.                    123,132            2,341,963
    * Fidelity Diversified International Fund                            b.                     27,634              527,266
    * Fidelity Freedom Income Fund                                       b.                        122                1,328
    * Fidelity Freedom 2000 Fund                                         b.                     25,851              297,809
    * Fidelity Freedom 2010 Fund                                         b.                     16,149              203,638
    * Fidelity Freedom 2020 Fund                                         b.                     11,574              145,604
    * Fidelity Freedom 2030 Fund                                         b.                     14,686              184,458
    * BrokerageLink                                                      b.                    362,121              362,121
                                                                                                               ------------
                         Total mutual funds                                                                      31,465,175
                                                                                                               ------------
*Participant loans, 1 month to 10 years maturity
      with interest rates 6% to 10.5%                                    b.                  1,223,579            1,223,579
*ChemFirst Inc. common stock                                             a.                    342,438            8,208,232
                                                                                                               ------------

                                                                                                               $ 40,896,986
                                                                                                               ============

   a. Historical cost information is not available.

   b. Historical cost information is not required.

   * A party-in-interest as defined by ERISA.

See accompanying independent auditors' report.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 CHEMFIRST INC.
                                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 26, 2002                    /s/ J. Steve Chustz
                                       -------------------
                                            J. Steve Chustz
                                            Member, Employee Benefits Committee

Date: June 26, 2002                    /s/ William Kemp
                                       ----------------
                                            William Kemp
                                            Member, Employee Benefits Committee

Date: June 26, 2002                    /s/ George Simmons
                                       ------------------
                                            George Simmons
                                            Member, Employee Benefits Committee

Date: June 26, 2002                    /s/ R. Michael Summerford
                                       -------------------------
                                            R. Michael Summerford
                                            Member, Employee Benefits Committee

                                 CHEMFIRST INC.
                401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
 23.1           Independent Auditors' Consent